HIMCO DISTRIBUTION SERVICES COMPANY
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2015

REVENUES:		
Mutual fund revenue	$	4,647,377
Other revenue		763,759
Total revenues		5,411,136
EXPENSES:		
Distribution expense		4,647,377
Other expense		822,834
Total expenses		5,470,211
LOSS BEFORE INCOME TAX BENEFIT		(59,075)
INCOME TAX BENEFIT		20,676
NET LOSS	$	(38,399)

See notes to financial statements.